SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 WHX CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    133768097
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                                 (CUSIP Number)

                                                    with a copy to:
Krista L. Ward                                      George J. Mazin
Stark Investments                                   Lowenstein, Sandler, Kohl,
150 West Market Street                              Fisher & Boylan, P.A.
Mequon, WI 53092                                    65 Livingston Avenue
(414) 241-1810                                      Roseland, New Jersey  07068
                                                    (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 12, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                               CUSIP NO. 133768097


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1) Names of  Reporting  Persons  (S.S.  or I.R.S.  Identification  Nos. of Above
   Persons):

Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))


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2) Check the Appropriate Box if a Member of a Group (See Instructions):

(a)    Not
(b)    Applicable

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3) SEC Use Only


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4) Source of Funds (See Instructions):WC

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5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items 2(d)
   or 2(e):
                  Not Applicable
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6) Citizenship or Place of Organization: Wisconsin

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Number of           7)    Sole Voting Power:                        0
                          ------------------------------------------------------
Shares Beneficially 8)    Shared Voting Power:              1,875,632*
                          ------------------------------------------------------
Owned by
Each Reporting      9)    Sole Dispositive Power:                   0
                          ------------------------------------------------------
Person   With:     10)    Shared Dispositive Power:         1,875,632*
                          ------------------------------------------------------

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11) Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,875,632*

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions):
                           Not Applicable

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13) Percent of Class Represented by Amount in Row (11):

    6.78*

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14) Type of Reporting Person (See Instructions):  IN

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*    Includes 1,506,136 Shares  beneficially owned  by  Reliant Trading upon the conversion of 527,297 Shares of preferred stock and 369,496 Shares beneficially onwed by Shepherd Trading Limited upon the conversion of 132,203 Shares of preferred stock. See Item 2 and Item 5 for additional details.

Item 1: Security and Issuer:

This statement relates to the Common Stock of WHX Corporation ("Shares"). The issuer has principal executive offices located at 110 East 59th Street, New York, New York 10022.

Item 2: Identity and Background

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:   Investment Fund Manager
                                Staro Asset Management, L.L.C., Stark & Roth,
                                Inc., Staro Partners
                                1500 West Market Street
                                Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name: Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading, upon the conversion of the Issuer's preferred stock, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $22,573,367. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited, upon the conversion of Issuer's preferred stock, were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $5,484,190.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading and by Shepherd Trading Limited are solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

     Based upon the information contained in WHX Corporation's quarterly report on Form 10-Q for the quarterly period ending September 30, 1996, there were issued and outstanding 25,769,800 Shares. Messrs. Stark and Roth beneficially own 1,875,632 Shares or 5.39% of the Shares. 1,506,136 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,506,136 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 369,496 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 369,496 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

         The following Table details the transactions by Reliant Trading and Shepherd Trading Limited and Staro Partners in securities of WHX Corporation during the past 60 days:

                            Shepherd Trading Limited

 Date              Quantity                Price           Transaction Type

9/12/96             9,700                   42.50          Open Mkt. Purchase
9/12/96            47,123                   41.75          Open Mkt. Purchase
9/12/96           165,300                   10.37          Open Mkt. Sale
8/15/96             1,000                   41.75          Open Mkt. Purchase
9/19/96               301                   40.12          Open Mkt. Purchase
10/3/96             1,250                   40.37          Open Mkt. Purchase
10/4/96               227                   40.25          Open Mkt. Purchase
10/10/96              492                   40.12          Open Mkt. Purchase
10/10/96              175                   40.12          Open Mkt. Purchase
10/11/96              159                   40.25          Open Mkt. Purchase
10/11/96              100                   40.00          Open Mkt. Purchase
10/14/96              208                   40.00          Open Mkt. Purchase
10/15/96              208                   39.75          Open Mkt. Purchase
10/15/96              100                   39.50          Open Mkt. Purchase
10/16/96            3,000                   39.50          Open Mkt. Purchase
10/16/96            6,000                    9.12          Open Mkt. Sale
10/16/96              116                   39.50          Open Mkt. Purchase
10/21/96              200                   39.25          Open Mkt. Purchase
10/21/96              212                   38.25          Open Mkt. Purchase
10/22/96              212                   39.00          Open Mkt. Purchase
10/22/96              154                   38.50          Open Mkt. Purchase
10/23/96              192                   38.62          Open Mkt. Purchase
10/24/96              211                   38.62          Open Mkt. Purchase
10/24/96              211                   38.75          Open Mkt. Purchase
10/25/96              265                   38.62          Open Mkt. Purchase
10/28/96              600                   38.62          Open Mkt. Purchase
10/30/96            1,247                   38.37          Open Mkt. Purchase
10/30/96              400                   38.37          Open Mkt. Purchase
10/30/96            1,439                   40.00          Open Mkt. Sale
10/30/96            1,957                   40.25          Open Mkt. Sale
11/5/96               211                   38.25          Open Mkt. Purchase
11/5/96               480                   38.37          Open Mkt. Purchase
11/6/96               200                   38.25          Open Mkt. Purchase
11/6/96               960                    8.50          Open Mkt. Sale
11/7/96               250                   38.25          Open Mkt. Purchase
11/8/96             1,250                   37.75          Open Mkt. Purchase
11/8/96               650                   38.00          Open Mkt. Purchase
11/8/96             1,250                   37.25          Open Mkt. Purchase
11/8/96               650                   37.75          Open Mkt. Purchase
11/8/96               650                   38.00          Open Mkt. Purchase
11/11/96              950                   37.25          Open Mkt. Purchase

11/11/96            3,150                   37.75          Open Mkt. Purchase
11/11/96            4,250                    7.87          Open Mkt. Sale
11/11/96            1,250                    7.87          Open Mkt. Sale
11/12/96            2,500                    8.12          Open Mkt. Sale
11/12/96              250                   37.25          Open Mkt. Purchase
11/13/96            1,002                    8.25          Open Mkt. Sale
11/13/96            6,442                    8.75          Open Mkt. Sale

                                 Reliant Trading

 Date             Quantity              Price            Open Mkt. Purchase

10/3/96              1299               40.12            Open Mkt. Purchase
10/4/96              1250               40.37            Open Mkt. Purchase
10/10/96              973               40.25            Open Mkt. Purchase
10/10/96             2108               40.12            Open Mkt. Purchase
10/11/96              925               40.12            Open Mkt. Purchase
10/11/96              841               40.25            Open Mkt. Purchase
10/14/96              300               40.00            Open Mkt. Purchase
10/15/96              892               40.00            Open Mkt. Purchase
10/15/96              892               39.75            Open Mkt. Purchase
10/16/96              300               39.50            Open Mkt. Purchase
10/16/96             3000               39.50            Open Mkt. Purchase
10/16/96             6000                9.12            Open Mkt. Sale
10/18/96              300               39.50            Open Mkt. Purchase
10/21/96              584               39.50            Open Mkt. Purchase
10/21/96              800               39.25            Open Mkt. Purchase
10/21/96              100               39.50            Open Mkt. Purchase
10/22/96              888               38.75            Open Mkt. Purchase
10/22/96              888               39.00            Open Mkt. Purchase
10/23/96              646               38.50            Open Mkt. Purchase
10/23/96              808               38.62            Open Mkt. Purchase
10/24/96              889               38.62            Open Mkt. Purchase
10/24/96              889               38.75            Open Mkt. Purchase
10/25/96             1335               38.62            Open Mkt. Purchase
10/28/96             2500               38.62            Open Mkt. Purchase
10/29/96              400               38.62            Open Mkt. Purchase
10/30/96             5253               38.37            Open Mkt. Purchase
10/30/96             1700               38.50            Open Mkt. Purchase
10/30/96             6061               40.00            Open Mkt. Sale
10/30/96             8243               40.25            Open Mkt. Sale
11/5/96               889               38.25            Open Mkt. Purchase
11/5/96              2020               38.37            Open Mkt. Purchase
11/6/96              4040                8.50            Open Mkt. Sale
11/7/96              1050               38.25            Open Mkt. Purchase
11/8/96              1250               37.75            Open Mkt. Purchase
11/8/96               650               38.00            Open Mkt. Purchase
11/8/96              1250               37.25            Open Mkt. Purchase
11/8/96               650               37.75            Open Mkt. Purchase
11/8/96               650               38.00            Open Mkt. Purchase
11/11/96              950               37.25            Open Mkt. Purchase
11/11/96             3150               37.75            Open Mkt. Purchase
11/11/96             4250                7.87            Open Mkt. Sale
11/11/96             1250                7.87            Open Mkt. Sale
11/12/96              250               37.25            Open Mkt. Purchase
11/12/96             2500                8.12            Open Mkt. Sale
11/13/96             3998                8.25            Open Mkt. Sale
11/15/96             3578                8.75            Open Mkt. Sale



                  No other entity controlled by the reporting persons has traded WHX Corporation securities within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 2.

Item 7: Material to be filed as exhibits.

        Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                             Dated December 6, 1996

                  The undersigned hereby agree that the Schedule 13D with respect to WHX Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                 /s/Brian J. Stark
                                                 ______________________________
                                                 Brian J. Stark


                                                 /s/Michael A. Roth
                                                 _______________________________
                                                 Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                December 6, 1996


                                                /s/Brian J. Stark
                                                _______________________________
                                                Brian J. Stark


                                                /s/ Michael A. Roth
                                                _______________________________
                                                Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).